GLENBROOK LIFE AND ANNUITY COMPANY
                           Law & Regulation Department
                          3100 Sanders Road, Suite J5B
                           Northbrook, Illinois 60062

                         Direct Dial Number 847 402-5795
                             Facsimile 847 402-3781



ANTHONY POOLE
COUNSEL

                                 April 21, 2000


BY EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Glenbrook Life and Annuity Company Separate Account A ("Registrant")
    Post-Effective Amendment No. 3 to Form N-4 Registration Statement under the Securities Act of 1933, as amended, and Post-Effective Amendment No. 11 under the Investment Company Act of 1940
    (File No. 333-50879 and File No. 811-7351)
    CIK No. 000947878

Commissioners:

On behalf of the Registrant and pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended ("1933 Act"), I hereby request withdrawal of post-effective amendment no. 3 ("Amendment") to the above captioned Form N-4 registration statement as filed with the Securities and Exchange Commission ("Commission") on March 3, 2000. I am requesting withdrawal because Registrant has decided to defer the offering of the riders described in the Amendment for the time being.

For the foregoing reasons, I submit that withdrawal of the Amendment would be consistent with the public interest and the protection of investors, and respectfully request that the Commission grant this request for withdrawal. The cooperation of the Commission staff is greatly appreciated in this matter.

Sincerely,

/s/ ANTHONY POOLE

Anthony Poole
Counsel